# SEC Schedule 13G/A (Amendment No. 12) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Red Rock Resorts, Inc., CIK 0001653653
CUSIP: 75700L108
Title of class of securities: Class A Common Stock, $.01 par value
Address of issuer's principal executive offices: 1505 SOUTH PAVILION CENTER DRIVE, LAS VEGAS, Nevada (NV), 89135
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001140361-17-006421
Filed by CIK 0001017918

## Reporting persons
- BAMCO INC /NY/: type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 0; shared voting power 11,561,787; sole dispositive power 0; shared dispositive power 11,679,813; aggregate amount beneficially owned 11,679,813 (19.75% of the class)
- Baron Capital Group, Inc.: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 0; shared voting power 13,294,820; sole dispositive power 0; shared dispositive power 13,412,846; aggregate amount beneficially owned 13,412,846 (22.68% of the class)
- Baron Capital Management, Inc.: type of reporting person: corporation (CO), investment adviser (IA); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 0; shared voting power 1,733,033; sole dispositive power 0; shared dispositive power 1,733,033; aggregate amount beneficially owned 1,733,033 (2.93% of the class)
- Ronald Baron: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 13,294,820; sole dispositive power 0; shared dispositive power 13,412,846; aggregate amount beneficially owned 13,412,846 (22.68% of the class)
- Baron Small Cap Fund: type of reporting person: investment company (IV); citizenship or place of organization: Massachusetts (MA); does not affirm membership in a group (box b); sole voting power 0; shared voting power 2,550,000; sole dispositive power 0; shared dispositive power 2,550,000; aggregate amount beneficially owned 2,550,000 (4.31% of the class)
- Baron Partners Fund: type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 3,140,000; sole dispositive power 0; shared dispositive power 3,140,000; aggregate amount beneficially owned 3,140,000 (5.31% of the class)

## Item 1. Issuer
Name of issuer: Red Rock Resorts, Inc.
Address of issuer's principal executive offices: 1505 SOUTH PAVILION CENTER DRIVE, LAS VEGAS, NV 89135

## Item 2. Person Filing
Name of person filing:
Baron Capital Group, Inc. ("BCG"),
BAMCO, Inc. ("BAMCO"),
Baron Capital Management, Inc. ("BCM"),
Ronald Baron,
Baron Small Cap Fund ("BSC"),
Baron Partners Fund ("BPF")
Address of principal business office or, if none, residence:
767 Fifth Avenue, 49th Floor,
New York, NY 10153
Citizenship: BCG, BAMCO and BCM are New York corporations. Ronald Baron is a citizen of the United States. BSC is a series of a Massachusetts Business Trust. BPF is a series of a Delaware Statutory Trust.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment company (IV), investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: 13,412,846
Percent of class: 22.68
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 13,294,820
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 13,412,846

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: The advisory clients of BAMCO and BCM have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Issuer's common stock in their accounts. To the best of the Filing Persons' knowledge, no such person has such interest relating to more than 5% of the outstanding class of securities.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: BAMCO and BCM are subsidiaries of BCG. BSC and BPF are advisory clients of BAMCO. Ronald Baron owns a controlling interest in BCG.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Item 3.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- BAMCO INC /NY/: /s/ Ronald Baron, Chairman and CEO (05/15/2026)
- Baron Capital Group, Inc.: /s/ Ronald Baron, Chairman and CEO (05/15/2026)
- Baron Capital Management, Inc.: /s/ Ronald Baron, Chairman and CEO (05/15/2026)
- Ronald Baron: /s/ Ronald Baron, Individually (05/15/2026)
- Baron Small Cap Fund: /s/ Ronald Baron, CEO (05/15/2026)
- Baron Partners Fund: /s/ Ronald Baron, CEO (05/15/2026)